Exhibit 99.1

Belite Bio Announces Appointment of Hendrik P. N. Scholl, MD, MA, as Chief Medical Officer

•	Dr. Scholl is a globally recognized leader in the field of ophthalmology and the coordinating principal investigator of the largest ever natural history study of Stargardt disease

SAN DIEGO, September 1, 2024 - Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio” or the “Company”), a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that its board of directors has appointed Hendrik P. N. Scholl, MD, MA, as the Chief Medical Officer of the Company, effective immediately. Dr. Scholl is the foremost globally recognized authority on Stargardt disease and age-related macular degeneration (AMD), bringing decades of expertise in treating retinal diseases, including the two key indications targeted by Belite Bio's lead drug candidate, Tinlarebant.

“Dr. Scholl has pioneered some of the most significant ophthalmology advancements of our time, and we are incredibly honored and excited to welcome him as our Chief Medical Officer,” said Dr. Tom Lin, Chairman and CEO of Belite Bio. “Dr. Scholl has served as Chair of the Data and Safety Monitoring Board for both our Phase 2 and Phase 3 Stargardt disease trials, and his decision to join Belite further validates our belief in Tinlarebant’s immense potential to improve the lives of patients living with debilitating macular diseases. His leadership, expertise, and commitment to addressing this area of high unmet need has and will continue to be invaluable as we advance our clinical programs.”

“I am excited to join Belite Bio at this pivotal time in the Company’s development,” said Dr. Scholl. “I have dedicated my career to improving the lives of people suffering from serious retinal and macular diseases, and I am deeply impressed by Belite Bio’s pioneering approach to developing transformative therapies for Stargardt disease and dry AMD, which have historically lacked effective treatment options. I look forward to working with the team to advance these programs and bring hope to patients around the world.”

Dr. Scholl served as the founding and scientific co-director of the Institute of Molecular and Clinical Ophthalmology Basel (IOB) and Professor of Ophthalmology at the University of Basel, where he also led the Department of Ophthalmology as its Chairman. He currently serves as President of the European Vision Institute as well as Chairman of the largest clinical research network in ophthalmology in Europe, EVICR.net, and its Expert Committee on Retinal Dystrophies. He is also the Founder and President of the Swiss Association for Research in Vision and Ophthalmology (ARVO-SWISS).

Dr. Scholl’s distinguished career in academia includes leadership positions at several key academic institutions. Recently, he served as Professor of Ophthalmology and Endowed Chair at the Wilmer Eye Institute of Johns Hopkins University Medical School. At the Johns Hopkins Hospital, he was the Head of the Retinal Degeneration Clinic and the Director of the Visual Neurophysiology Service. For the Wilmer Eye Institute, he also served as the Co-director of the Johns Hopkins Center for Stem Cells and Ophthalmic Regenerative Medicine.

Dr. Scholl is the coordinating principal investigator of the largest natural history study of Stargardt disease (ProgStar Study), which enrolled 365 subjects. Throughout his career, he has participated in over 10 clinical studies both in Stargardt disease and AMD, authored over 280 articles and reviews in peer-reviewed journals, and received numerous prestigious awards, including the European Vision Award, the President’s Award of the American Society of Retinal Specialists, the W. Richard Green Award and the Paul Henkind Memorial Award of the Macula Society, the Swiss Alfred-Vogt Award, and the Kupfer award of ARVO. He holds an honorary doctorate from Semmelweis University in Budapest, Hungary, and is Adjunct Professor at the Medical University of Vienna, Austria.

Over the course of his 25 years of experience, Dr. Scholl has led and participated in numerous boards and advisory committees. He currently serves on the Scientific Advisory Board of Pro Retina Deutschland, Foundation Fighting Blindness, Erasmus University Medical Center, AIBILI, and the Institut de la Vision (Paris); on the Investment Advisory Board of Droia NV; and the Data Safety Monitoring Board of Roche Holding AG and ViGeneron GmbH.

Dr. Scholl graduated from the University of Tübingen, Germany with a Doctor of Medicine (Dr. med.) and Master of Arts. He completed his specialist training at the University Eye Hospital in Tübingen before being awarded a fellowship from the German Research Foundation (DFG) at Moorfields Eye Hospital and Institute of Ophthalmology in London, and a DFG Heisenberg Professorship for Macular Diseases at the Eye Clinic of the University of Bonn, Germany.

About Belite Bio

Belite Bio is a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases which have significant unmet medical needs such as Stargardt Disease and Geographic Atrophy in advanced dry age-related macular degeneration (AMD), in addition to specific metabolic diseases. Belite’s lead candidate, Tinlarebant, an oral therapy intended to reduce the accumulation of toxins in the eye, is currently being evaluated in a Phase 3 study (DRAGON) and a Phase 2/3 study (DRAGON II) in adolescent Stargardt subjects and a Phase 3 study (PHOENIX) in subjects with Geographic Atrophy. For more information, follow us on Twitter, Instagram, LinkedIn, Facebook or visit us at www.belitebio.com.

Media and Investor Relations Contact:

Jennifer Wu : ir@belitebio.com

Julie Fallon : belite@argotpartners.com